Exhibit 99.3

200 Bay Street, South Tower Suite 2800 Toronto, ON 647 499 2828 mintz.com

September 6, 2023

Profound Medical Corp.

2400 Skymark Avenue, Unit #6

Mississauga, Ontario

L4W 5K5

Dear Sirs/Mesdames:

Re:	Profound Medical Corp. - Prospectus Supplement dated September 6, 2023 to the Short Form Base Shelf Prospectus dated March 23, 2022 (the “Prospectus Supplement”)

We hereby consent to the reference to our name under the headings “Documents Filed as Part of the Registration Statement” and “Interest of Experts” and the use of our opinion under the heading “Eligibility for Investment” in the Prospectus Supplement relating to the offering of common shares of Profound Medical Corp. relating to the Registration Statement on Form F-10, as amended (File No. 333-263248).

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/ Mintz LLP

Mintz LLP

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.